# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CarParts.com, Inc., CIK 0001378950
CUSIP: 14427M107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2050 W. 190th Street, Suite 400, Torrance, California (CA), 90504
Date of event which requires filing of this statement: 09/10/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002087641

## Reporting persons
- Axislink Holding B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 5,538,958; shared voting power 0; sole dispositive power 5,538,958; shared dispositive power 0; aggregate amount beneficially owned 5,538,958 (8.05% of the class)
- HONGKONG YUNEXPRESS LOGISTICS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 5,538,958; shared voting power 0; sole dispositive power 5,538,958; shared dispositive power 0; aggregate amount beneficially owned 5,538,958 (8.05% of the class)
- Shenzhen Qianhai Yunexpress Logistics Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 5,538,958; shared voting power 0; sole dispositive power 5,538,958; shared dispositive power 0; aggregate amount beneficially owned 5,538,958 (8.05% of the class)
- Shenzhen YKD Technology Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 5,538,958; shared voting power 0; sole dispositive power 5,538,958; shared dispositive power 0; aggregate amount beneficially owned 5,538,958 (8.05% of the class)
- Fujian Zongteng Network Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 5,538,958; shared voting power 0; sole dispositive power 5,538,958; shared dispositive power 0; aggregate amount beneficially owned 5,538,958 (8.05% of the class)
- Zhoushan Juzong Investment Partnership Enterprise (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 5,538,958; shared voting power 0; sole dispositive power 5,538,958; shared dispositive power 0; aggregate amount beneficially owned 5,538,958 (8.05% of the class)
- Wang Zuan: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 5,538,958; shared voting power 0; sole dispositive power 5,538,958; shared dispositive power 0; aggregate amount beneficially owned 5,538,958 (8.05% of the class)

## Item 1. Issuer
Name of issuer: CarParts.com, Inc.
Address of issuer's principal executive offices: 2050 W. 190th Street, Suite 400, Torrance, California, 90504

## Item 2. Person Filing
Name of person filing: This schedule is jointly filed by Axislink Holding B.V., HONGKONG YUNEXPRESS LOGISTICS LIMITED, Shenzhen Qianhai Yunexpress Logistics Co., Ltd., Shenzhen YKD Technology Co., Ltd., Fujian Zongteng Network Co., Ltd., Zhoushan Juzong Investment Partnership Enterprise (Limited Partnership) and Mr. Wang Zuan. The foregoing entities are collectively referred to as the "Reporting Persons".
Address of principal business office or, if none, residence:
The address for each of the Reporting Persons is:

Axislink Holding B.V.
Boeingavenue 241 A
1119PD Schiphol-Rijk
the Netherlands

HONGKONG YUNEXPRESS LOGISTICS LIMITED
Room 1322, 13/F, On Dak Industrial Building
2 Wah Sing Street
Kwai Chung
Hong Kong

Shenzhen Qianhai Yunexpress Logistics Co., Ltd.
13th Floor, Main Tower, Maritime Center
No. 59, Linhai Avenue
Qianhai Shenzhen-Hong Kong Cooperation Zone
Shenzhen, Guangdong
China

Shenzhen YKD Technology Co., Ltd.
8F, Shenzhou Computer Building
Marie Curie Avenue
Vanke City Community, Bantian Subdistrict
Longgang District
Shenzhen, Guangdong
China

Fujian Zongteng Network Co., Ltd.
Room 302-1, 303-1, 4th Floor, Building 3
No. 23 Yangzhou Road, Jianxin Town
Cangshan District
Fuzhou, Fujian
China

Zhoushan Juzong Investment Partnership Enterprise (Limited Partnership)
Room 308-37, Enterprise Service Center
Zhoushan Port Comprehensive Bonded Zone
Dinghai District
Zhoushan, Zhejiang (Within the Free Trade Zone)
China

Mr. Wang Zuan
18th Floor, Chuanghui International Center
Longgang District
Shenzhen, Guangdong
China
Citizenship: See row 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to row 9 of the Cover Page for each Reporting Person.
Percent of class: See the response to row 11 of the Cover Page for each Reporting Person. Percentage ownership is based on the sum of (i) 58,963,297 shares of Common Stock outstanding as of August 5, 2025, as reported in the Issuer's Quarterly Report for the quarterly period ended June 28, 2025, filed with the SEC on August 12, 2025 and (ii) 10,319,727 shares of Common Stock issued pursuant to the Purchase Agreement (as defined below).
Sole power to vote or to direct the vote: See the response to row 5 of the Cover Page for each Reporting Person.
Shared power to vote or to direct the vote: See the response to row 6 of the Cover Page for each Reporting Person.
Sole power to dispose or to direct the disposition: See the response to row 7 of the Cover Page for each Reporting Person.
Shared power to dispose or to direct the disposition: See the response to row 8 of the Cover Page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
On September 8, 2025, Axislink Holding B.V.("Axislink"), International Auto Parts (Cayman) Limited ("International Auto Parts") and Lovely Peach Limited ("Lovely Peach", and together with Axislink and International Auto Parts, the "Purchasers") and CarParts.com Inc. (the "Issuer") entered into a purchase agreement (the "Purchase Agreement"), pursuant to which the Purchasers agreed to, severally and not jointly, purchase and acquire from the Issuer 10,319,727 shares of Common Stock (the "Common Stock") and US$25,000,000 principal amount of convertible notes (the "Notes"), and Axislink agreed to purchase and acquire from the Issuer 5,538,958 shares of Common Stock and US$23,200,000 principal amount of convertible notes. On September 10, 2025, the Purchasers and the Issuer entered into an Investor Rights Agreement in relation to certain investor rights granted to the Purchasers (the "Investor Rights Agreement"). The issuance and sale of the Common Stock and the Notes contemplated under the Purchase Agreement are consummated on September 10, 2025. Pursuant to the terms of the Notes, the Notes may only be convertible on the maturity date (being September 10, 2028), or upon the occurrence of a Change of Control (as defined therein).

Pursuant to the Investor Rights Agreement, for as long as the Purchasers and their respective affiliates collectively hold at least 10% of the total number of shares of the Common Stock, the Issuer shall take all necessary or desirable actions to allow up to two (2) individuals designated by the Purchasers collectively to attend all meetings of the board of directors of the Issuer in a non-voting capacity. Immediately upon the conversion of the Notes in full, the Issuer shall take all actions necessary to ensure that, (i) the size of the board of directors is increased to eight (8) members (or such other number as may be agreed in writing by the Purchasers), and (ii) the Purchasers are collectively entitled to designate two (2) individuals for appointment to the board of directors.

Pursuant to the Purchase Agreement, until the earlier of (i) September 10, 2026 (being the first anniversary of the closing date) (in respect of Axislink and International Auto Parts) or March 10, 2026 (being six months after the closing date) (in respect of Lovely Peach) and (ii) the consummation of any Change of Control (as defined in the Purchase Agreement), the Purchasers shall, and shall cause their respective affiliates to, take all actions at each meeting of the stockholders of the Issuer so that all shares of Common Stock beneficially owned by any of the Purchasers and their respective affiliates are voted in the same relative proportions ("for," "against," "withheld," "abstain" or otherwise) as the votes that are collectively cast by all other stockholders of the Issuer (other than the Purchasers and their respective affiliates).

As a result of the transactions contemplated under the Purchase Agreement and the Investor Rights Agreement, the Reporting Persons may be deemed to be a "group" with International Auto Parts and Lovely Peach for purposes of Section 13(d) of the Act. None of the Reporting Persons affirms the existence of a group, either or individually or collectively with International Auto Parts or Lovely Peach. The Reporting Persons also disclaim any beneficial ownership over (i) 3,050,000 shares of Common Stock beneficially owned by International Auto Parts, (ii) 1,730,769 shares of Common Stock beneficially owned by Lovely Peach and (iii) US$1,800,000 principal amount of the Notes beneficially owned by Lovely Peach.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Axislink Holding B.V.: /s/ Pengjun Luo, Pengjun Luo / Director (09/23/2025)
- HONGKONG YUNEXPRESS LOGISTICS LIMITED: /s/ Guodong Peng, Guodong Peng / Director (09/23/2025)
- Shenzhen Qianhai Yunexpress Logistics Co., Ltd.: /s/ Bole Xia, Bole Xia / Director (09/23/2025)
- Shenzhen YKD Technology Co., Ltd.: /s/ Guodong Peng, Guodong Peng / Director (09/23/2025)
- Fujian Zongteng Network Co., Ltd.: /s/ Wang Zuan, Wang Zuan / Director (09/23/2025)
- Zhoushan Juzong Investment Partnership Enterprise (Limited Partnership): /s/ Wang Zuan, Wang Zuan / Director (09/23/2025)
- Wang Zuan: /s/ Wang Zuan, Wang Zuan (09/23/2025)